                                 UNITED STATES

                       Securities and Exchange Commission

                             Washington, DC. 20549

                                   FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           / /

    Pre-Effective Amendment No.                                   / /

    Post-Effective Amendment No. 18                               /X/

                                    and/or

THE INVESTMENT COMPANY ACT OF 1940                                / /

    Amendment No. 21                                              /X/

BREAD & BUTTER FUND, INC. - File Nos. 333-123976 and 811-21748

 (Exact Name of Registrant as Specified in Charter)

3633 Hill Rd. 3rd Flr.   Parsippany, NJ    07054

(Address of Principal Executive Offices) (Zip Code)

973-331-1000     (Registrants Telephone Number including Area Code)

James B. Potkul, Potkul Capital Management LLC

3633 Hill Rd. 3rd Flr  Parsippany,  NJ  07054

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:   On 04/29/16 pursuant to Rule 485 paragraph (B) POS.

It is proposed that this filing will become effective (check the appropriate Box)

    [X]  immediately upon filing pursuant to paragraph (b)

    [ ]  on (date) pursuant to paragraph (b)

    [ ]  60 days after filing pursuant to paragraph (a) (1)

    [ ]  on (date) pursuant to paragraph (a) (1)

    [ ]  75 days after filing pursuant to paragraph (a) (2)

    [ ]  on (date) pursuant to paragraph (a) (2) of rule 485.

If appropriate, check the following box:

    [ ]  This post-effective amendment designates a new effective date for a previous filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A (File Nos. 333-123976 and 811-21748) of Bread & Butter Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit that was found to have an error in the original Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

FORM N-1A

PART C - OTHER INFORMATION

   1.  Exhibits Index

       a - Articles of Incorporation are hereby incorporated by reference to the Registration Statement filed on April 11, 2005.

       b - By-Laws are hereby incorporated by reference to the Registration Statement filed on April 11, 2005.

       c - Instruments Defining Rights of security Holders - None

       d - Investment Advisory Contracts- Management Agreement is filed herewith

       e - Underwriting Contracts - None

       f - Bonus or Profit Sharing Contracts – None

      g - Custodian Agreement –Huntington National Bank/ Bread & Butter Fund Custodial Agreement is hereby incorporated by reference to the post-effective amendment No. 4 to the registration statement filed on 04/30/2009.

       h - Other Material Contracts - Financial Institution Bond

h1- Other Material Contracts – Total Expense Limitation Agreement is

    is hereby incorporated by reference Form 485BPOS to the Post-  Effective Amendment No. 18 filed on April 29, 2016.

     h2- Other Material Contracts – Fund Services Agreements: Mutual  Shareholder Services LLC/Bread & Butter Fund is hereby incorporated by reference to the post-effective amendment No. 4 to the registration statement filed on 04/30/2009.

       i - Legal Opinion - legal opinion is hereby incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement

           filed on July 26, 2005.

       j - Other Opinions- Consent of Auditor filed herewith

       k - Omitted Financial Statements - None

       l - Initial Capital Agreements - Investment Letters of Initial shareholders are hereby incorporated by reference to the Pre—Effective

           Amendment No. 2 to the Registration Statement filed on September 28, 2005.

       m - Rule 12b-1 Plan - None

       n - Rule 18f-3 Plan - None

       o - Trading Policies and Procedures - is hereby incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration

Statement filed July 26, 2005.

       p - Code of Ethics – incorporated by reference to Form N-CSR filed March 01, 2016.

2.

As of April 29, 2016, there were no control owners with over 25% of the outstanding shares of the Registrant and may be deemed to control the Registrant.

3.  Indemnification - Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    Article XII, Section 3 of the Fund's By-Laws States that each director and Officer of the Corporation shall be indemnified by the corporation against reasonable costs and expenses incurred by him/her in connection with any action, suit or proceeding to which he/she may be made a party by reason of his/her being or having been a director or officer of the corporation, except in relation to any action, suits or proceedings in which he/she has been adjudged liable because of misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his/her office.

4.  Business and other Connections of the Investment Adviser - Potkul Capital Management LLC is the Adviser of the Fund. James Potkul is the President of the Adviser and of the Fund.

5.  Principal Underwriters - See section "Underwriters of the Fund" on Part b Statement of Additional Information.

6.  Location of Accounts & Records - All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant and the Transfer Agent at 8000 Town Centre Road, Suite 400, Broadview Heights, Ohio 44147, except that all records relating to the activities of the Fund’s Custodian are maintained at the office of the Custodian, Huntington National Bank, 7 Easton Oval-EA4E72 Columbus, OH  43219.

7. Management Services - Not applicable

8. Undertakings        - Not applicable

9.Consent Of Independent Registered Public Accounting Firm - filed herewith.

10. Signatures -

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Bread & Butter Fund, Inc. certifies that it meets all of the requirements for effectiveness of this Registration Statement and duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, NJ and State of New Jersey on the 29th Day of April, 2016.

    Bread & Butter Fund, Inc.       By: /s/ James B. Potkul

                                      James B. Potkul, President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

    Signatures-

                                       Title                    Dates

    By: /s/ James B. Potkul          President

       ---------------------   (Principal Executive Officer)   04/29/16

        James B. Potkul

    By: /s/ Frank Figurski             Director                04/29/16

       ---------------------

        Frank Figurski

    By: /s/ Donald McDermott          Chairman of the Board    04/29/16

       ---------------------           Director

        Donald McDermott

    By: /s/ Theodore Moskala           Director                04/29/16

       ---------------------

            Theodore Moskala

    By: /s/ Jeffrey Potkul             Director                04/29/16

       ---------------------           Secretary

            Jeffrey Potkul

Exhibit Index

Exhibit D – Total Expense Limitation Agreement